GMO TRUST

Item 77L


For Fixed Income Funds

Effective March 1, 2000, the Funds adopted the provisions of the revised AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums and discounts on debt securities using the daily effective yield method. Prior to March 1, 2000, the Funds (except Short-Term Income Fund) did not amortize premiums, and certain discounts were amortized using the straight-line method. The cumulative effect of this accounting change had no impact on total net assets for each Fund, but resulted in a reclassification of the components of net assets as of March 1, 2000, based on securities held by the Funds as of that date. The statement of changes in net assets and financial highlights for prior periods have not been restated to reflect this change in policy.